Exhibit 6.8

Offer of Employment

Pacaso

September 23, 2021

Meagan Licata

[***]

RE: Offer of Employment, Senior Counsel, Real Estate

Dear Meagan,

On behalf of Pacaso (or “Company”), it is my pleasure to offer you a full-time exempt Senior Counsel, Real Estate position. Your employment Start Date is October 18, 2021.

Responsibilities

This position reports to the Chief Legal Officer, David Willbrand, and responsibilities are outlined in EXHIBIT A.

Compensation and Benefits

Your annualized salary will be $180,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. There is no specific limit to vacation days and can be used at the employee’s discretion. Employee is expected to use best judgment when vacation planning, and excessive vacation time should generally only occur when employee’s results are exceeding expectations. Because vacation time is not accrued, vacation time will not be paid at the end of employment. You will be eligible to participate in the company benefit plans, including health, vision, dental and 401k. Benefits are effective the first of the month following your start date.

Travel and Expenses

The company will pay all reasonable travel and entertainment expenses, in accordance with the Pacaso expense policy. You will submit an expense report on a monthly basis.

Stock

Pacaso is currently in the process of closing on a round of funding. Our intention is to grant you approximately $250,000 worth of equity awards based on the valuation determined after the round closes. We will enter into a formalized agreement clarifying the specifics of this equity award after the closing of the round. Near your 4-year anniversary with the company, you will be eligible to receive a second equity award. Details outlined in EXHIBIT B.

At-Will Employment

Your employment with Pacaso will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. This offer is contingent based on completion of a satisfactory background check. As such, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. The Company reserves the right to re-evaluate its employment relationship with Employee at any time and at regular intervals.

Conditions

This offer of employment is contingent upon your execution of an Inventions Assignment and Restrictive Covenant Agreement.

Acceptance of Employment

Please sign and return this letter at your earliest convenience, by EOD Wednesday, September 29, 2021.

Sincerely,

David Willbrand

/s/ David Willbrand	9/24/2021
Company Signature	Date
Employee Acknowledgment I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.
/s/ Meagan Licata	9/24/2021
Employee Signature	Date

EXHIBIT A

Job Responsibilities:

●	Review and prepare general correspondence, contracts, operating agreements, addenda, license agreements, banking docs and other financial and loan documents.
●	Manage external counsel relations to maximize efficiency and minimize cost through proactive planning and diligence oversight and accountability.
●	Maintaining knowledge of the company’s legal documents and operations, and proactively organize the company to be organized and efficient on this front.
●	Maintain a record of all legal documents and proceedings for the company, in the form of a data room that can be easily leveraged in future financing events.
●	Lead any general corporate legal matters, from organizational filings to various other matters that may come at the request of Company executives or external counsel.
●	Lead various legal due diligence projects related to zoning and timeshare regulations, real estate brokerage licensing, securities, lender licensing, debt financing, etc.
●	Where applicable, facilitate licensing or registration applications as needed.
●	Serve as the external point of contact to discuss legal matters upon request of customers and/or industry partners.
●	Provide legal advice to management on strategic and tactical matters, while staying abreast of new or existing laws that may impact the Pacaso business.
●	Proactively identify legal risks facing the company and establish processes and controls to mitigate those risks, and then educate the crew on such policies.
●	Assist in the global conversion and implementation of Company documents and deal structures”;
●	Collaborate closely with colleagues with respect to the allocation and most efficient management of projects, workstreams and transactional responsibilities

EXHIBIT B

Stock Options

You will have the opportunity to participate in equity ownership via stock. The terms will be defined in a separate Stock Agreement. Your stock option grant will vest according to the following vesting schedule:

●	25% of shares vest exactly 365 days from your first day of employment.
●	1/36th of the remaining shares will vest per month for 36 months thereafter.

The eligibility of these shares will be defined in a separate Stock Option Award Agreement.

February 17, 2026

Meagan Licata

[***]

RE: Promotion

Dear Meagan,

In celebration of your impact at Pacaso, this letter is to confirm your promotion which is effective February 16, 2026.

Title & Compensation Summary

Current Title: Senior Counsel, Real Estate

New Title: General Counsel

Current Salary: $235,000

New Salary: $300,000

Additional Equity: 60,000 restricted stock units (“RSUs”)

All other terms and conditions regarding your employment with the Company shall remain in effect and unchanged.

Thank you for being a valuable part of the crew, and we look forward to continuing to row together while we enrich lives by making a second home possible and enjoyable for more people. Cheers!

/s/ Austin Allison
Austin Allison | Co-Founder & CEO

I have read and accept the terms described above.

/s/ Meagan Licata	2/19/2026
Meagan Licata	Date

General Counsel

●	Serve as General Counsel across all legal domains, including general corporate matters, governance, employment, securities, commercial contracts, intellectual property, and privacy/security.
●	Oversee and develop a comprehensive legal strategy for a diverse array of product, corporate, regulatory, and commercial opportunities.
●	Partner with leadership and all internal teams to navigate risk. Provide context-specific recommendations on when to lean into risk, how to mitigate it, and when to avoid it entirely.
●	Lead the company’s strategy for handling all legal disputes and potential litigation.
●	Lead legal strategy and due diligence for all equity and debt financing rounds.
●	Drive the legal framework for domestic and international expansions, strategic partnerships and corporate transactions.
●	Manage and scale the internal legal department, including the strategic hiring of specialist lawyers and paralegals to ensure full coverage of the business’s needs.
●	Outside Counsel Optimization: Direct and manage external legal partners, consistently striking the ideal balance between cost-efficiency and specialized expertise.